SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF nº 06.164.253/001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 20, 2017

I. DATE, TIME AND PLACE: Upon first call, on April 20, 2017, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – at the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in the city of São Paulo, State of São Paulo, Jardim Aeroporto, CEP 04626-020.

II. PRIOR PUBLICATIONS: Call Notice published under the terms of §1 of article 124 of Law nº 6.404, dated December, 15, 1976 (“Corporations Act”), in the State of São Paulo Official Gazette on April 04th, 05th and 06th, 2017, respectively on pages 56, 51 and 64, and in Valor Econômico newspaper on 04th, 05th and 06th, 2017, respectively on pages B7, B9 and B6.

III. ATTENDANCE: Shareholders representing 99,99% (ninety nine and ninety nine percent) of the total voting capital stock attended the meeting, as per the signatures appearing in the Shareholders’ Attendance Register. Also, was registered the presence of Mrs. Vanessa Martins Bernardi, representing Ernst & Young Auditores Independentes S.S, as external auditors of the Company and the Mr. Eduardo José Bernardes Neto, Vice-President Officer of the Company.

IV. CHAIRMANSHIP OF THE MEETING: Eduardo José Bernardes Neto – Chairman; Carla Andrea Furtado Coelho – Secretary.

V. AGENDA: To pass the resolutions on: (1) the approval of the Management accounts, examination, discussion and voting of the Financial Statements, Independent Auditors’ Opinion and other documents for the fiscal year ended on December 31, 2016; (2) deciding about the allocation of the income for fiscal year 2016; (3) establishing the number of members of the Board of Directors of the Company; (4) electing the members of the Board of Directors, under the terms of the Company’s Bylaws; and (5) determining the annual overall compensation of the Directors and Executive Officers for fiscal year 2017.

VI. RESOLUTIONS ADOPTED: After the necessary explanations were provided, and after detailed analysis of the agenda and of the documents pertaining to the matters included in the agenda, the following resolutions were passed at the Annual Shareholders’ Meeting:

(1)   upon presentation of the Financial Statements, the Independent Auditors’ Opinion and other documents referring to the fiscal year ended on December 31, 2016, the management accounts and the financial statements for the fiscal year ended in 2016 were approved, by unanimous vote of the shareholders with voting rights present, as published in the issues of March 17th, 2017, in the State of São Paulo Official Gazette and in Valor Econômico newspaper;

(2)   it was approved, by unanimous vote of the shareholders with voting rights present, the Proposal for Allocation of 2016 Profit, in order to 100% (one hundred percent) of the profit of 2016, R$ 849.619.519,59 (eight hundred and forty nine millions, six hundred and nineteen thousand, and five hundred and nineteen reais, and fifty nine centavos), be used to absorb the accumulated losses, under the article 189 of L.nº 6.404/76;

(3)   it was approved, by unanimous vote of the shareholders with voting rights present, that the Board of Directors shall be made up of 09 (nine) members;

(4)   it was approved, by unanimous vote of the shareholders with voting rights present, the election of the following members of the Board of Directors, who will serve for a term of office of one (1) year from the date of today: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG no. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under no. 417.942.901-25, appointed as Chairman of the Board of Directors; (b) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG no. 17.365.750 SSP/SP, and enrolled with the CPF/MF under no. 084.864.028-40, appointed as Vice-Chairman of the Board of Directors; (c) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG no. 4.866.700-6 SSP/SP, and enrolled with the CPF/MF under no. 146.229.631-91; (d) ANDRÉ BÉLA JÁNSZKY, Brazilian, married, lawyer, bearer of Identity Card RG nº 38.409.140-4, issued by SSP/SP, enrolled with the CPF/MF Individual Taxpayer Registry under nº 346.695.188-79; (e) FRANCIS JAMES LEAHY MEANEY, american, married, economist, bearer of National Register of Foreigners nº V218988-N, enrolled with the CPF/MF under nº 054.404.117-80; (f) GERMÁN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of Identity Card RG no. 7.354.705-1 IFP/RJ, and enrolled with the CPF/MF under no. 009.943.227-71; (g) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG no. 671.071 SSP/DF, and enrolled with the CPF/MF under no. 546.988.806-10; (h) ANNA LUIZA SERWY CONSTANTINO, Brazilian, single, businesswomen, bearer of Identity Card RG nº 2.527.902, issued by SSP/RJ, enrolled with the CPF/MF under nº 340.447.788-09; (i) WILLIAN CHARLES CARROL, North-American, married, accounting, holder of USA passport no. 530727235. The Directors Antônio Kandir, André Béla Jánszky, Francis James Leahy Meaney and Germán Pasquale Quiroga Vilardo are Independent Advisors of the Company, under the terms of the provisions in item 5.3 of the Corporate Governance Differentiated Practices Regulation – Level II of BM&FBOVESPA. The Directors now elected declared, in accordance with the provisions in Article 37, item II of Law no. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for in the Law or included in the legal restrictions which would prevent them from exercising business activities. The instrument of investiture of the directors now elected, with the statements confirming that there is no legal restrictions from them to exercising business activities were duly signed.
There was no appointment of a member to the Board under the terms of Article 141 and its paragraphs of the SA Law. It is also recorded that there were no indication of members of the Board of Directors by holders of preferred shares issued by the Company; and

(5)     it was approved, by unanimous vote of the shareholders with voting rights present, the Proposal for Global Compensation for Director’s and Executive Officers for the fiscal year of 2017, in the amount up of to R$ 20.495.982,00 (twenty millions, four hundred and ninety five thousand, nine hundred and eighty two reais), as proposed by the Management of the Company, to be distributed to the members of the Board of Directors and the Executive Officers of the Company, with due compliance with the applicable laws and the Company’s Bylaws.

VII. MINUTES AND PUBLICATIONS: The minutes of this Annual Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of article 130 of the Corporations Act. Further, by unanimous vote of the present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and by the Secretary of the meeting.

IX. SIGNATURES: CHAIRMAIN: EDUARDO JOSÉ BERNARDES NETO, SECRETARY: CARLA ANDRÉA FURTADO COELHO. ATTENDING SHAREHOLDERS: FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO, STATE STREET BANK AND TRUST COMPANY INVESTMENTS FUNDS FOR TAX EXEMPT RETIREMENT PLANS, UTAH STATE RETIREMENT SYSTEMS, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, SPDR S&P EMERGING LATIN AMERICA ETF, VANGUARD EMERGING MARKETS STOCK INDEX FUND, COLLEGE RETIREMENT EQUITIES FUND, STATE STREET BK & TR CO INVESTMENTS FUND FOR TAX EXEMPT RETIRE PLANS – MSCI EMERG MARKETS SMALL CAP INDEX SEC LENDING FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, VIRGINIA RETIREMENT SYSTEM, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, VANGUARD FTSE ALL-WOLRD EX-US SMALL-CAP INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND B, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND, ISHARES MSCI BRAZIL SMALL CAP ETF, SSGA SPDR ETFS EUROPE I PLC, ISHARES III PUBLIC LIMITED COMPANY, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, POWERSHARES S&P EMERGING MARKETS MOMENTUM PORTFOLIO, FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND, PICTET ASSET MANAGEMENT (EUROPE) S.A., CITY OF NEW YORK GROUP TRUST, NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND NON-LENDING, NORGES BANK, PARAMETRIC TAX-MANAGES EMERGING, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO. These presents are a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 20, 2017.

Chairmanship of the Meeting:

_____________________________	_____________________________
Eduardo José Bernardes Neto Chairman	Carla Andréa Furtado Coelho Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.